FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

[Rule 135c press release]

Not for distribution, whether directly or indirectly, in Canada, Australia or Japan

Paris, October 6 2005

Press Release

SUEZ announces the success of its EUR 2.4 billion capital increase

The EUR 2.4 billion capital increase launched by SUEZ on September 8 to maintain the financial flexibility of the Group and to contribute to finance the combined offer for Electrabel shares was successfully achieved. The amount raised is EUR 2.370 billion and 115,044,247 new shares will be created.

Settlement of new shares is expected for October 12. New shares of EUR 2 face value will start trading on the Eurolist of Euronext Paris and Euronext Brussels, on the Luxemburg stock market and the Swiss stock market (SWX Swiss Exchange) on October 12 on the same line of trading as the existing shares.

Gérard Mestrallet, Chairman and CEO of SUEZ, said : “The strong success of this capital increase, the first one to occur since the creation of the Group, demonstrates the investors’ confidence in the Group outlook and its industrial strategy. This transaction will enable SUEZ to benefit from a very sound financial situation and from more flexibility to develop its industrial project.”

About SUEZ

SUEZ, an international industrial and services Group, designs sustainable and innovative solutions in the management of public utilities as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the major international indices: CAC 40, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 160,700 people worldwide and achieved revenues of 40.7 billion in 2004, 89% of which were generated in Europe and in North America.

Disclaimer

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to in this document have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered, exercised, sold or delivered in the United States absent registration or an applicable exemption from registration requirements.

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements with respect to management’s business strategies, expansion and growth of operations, the announced Electrabel acquisition, trends in Suez’s business, competitive advantage, and technological and regulatory changes and information on exchange rate risk. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2005	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary